UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
1005 Virginia Drive
Fort Washington, PA 19034

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2007 and 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 24, 2009

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2007 and 2008

	2007	2008
Assets:
Investments, at fair value:
Mutual funds	$54,650,586	$34,518,233
Kulicke and Soffa Industries, Inc. common stock	6,884,391	2,684,078
Self directed brokerage accounts		518,297
Participant loans	262,065	257,976
Total investments	61,797,042	37,978,584

Net assets available for benefits	$61,797,042	$37,978,584

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2007 and 2008

	2007	2008
ADDITIONS:
Investment income:
Interest and dividends	$2,846,335	$1,274,325
Net gain on fair value of investments	1,355,415	-
	4,201,750	1,274,325
Contributions:
Employer non-cash (common stock)	1,179,198	1,153,789
Employer cash (one time pension rollover contribution)		113,268
Employee	2,384,124	2,253,752
	3,563,322	3,520,809

Total additions	7,765,072	4,795,134

DEDUCTIONS:
Net loss on fair value of the investments		24,260,782
Benefit payments	11,407,413	4,264,315
Administrative and other fees	90,814	88,495
Total deductions	11,498,227	28,613,592

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFER	(3,733,155)	(23,818,458)

Transfer from Alphasem
Employer non-cash (common stock)	154,949	-
Employee	317,258	-

Total transfer	472,207	-

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(3,260,948)	(23,818,458)

Net assets available for benefits:
Beginning of year	65,057,990	61,797,042
End of year	$61,797,042	$37,978,584

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2007 and 2008

1.	DESCRIPTION OF THE PLAN

The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on January 1, 1987 and has been amended nine times with the latest amendment on May 8, 2009. Full-time employees that are at least 18 years old are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For the contribution period, participants may contribute up to 25% of their compensation, on a before-tax or after-tax basis, subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company has made matching contributions equal to 50%, for employees with less than fifteen years of service, or 100%, for employees with fifteen or more years of service, of the participant’s before-tax contribution up to 6% of compensation. Additionally, grandfathered matching contributions of 75% were made to active participants who have been in service since December 31, 1995. The Company’s contributions were satisfied by shares of Company common stock, valued at the market price on the date of the matching contribution.

In July of 2008, the Company made a one time cash contribution of $113,268 distributed to all active participants of the Plan as a result of terminating the Kulicke and Soffa Retirement Pension Plan in March of 2008. Under ERISA, the Company was allowed to transfer the remaining cash balance in the Retirement Plan to the Incentive Savings Plan as long as the funds were distributed to all active participants in the Kulicke & Soffa Incentive Savings Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and administrative and other fees. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company’s contribution to the participants’ account is based upon years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, and 100% vested after 4 years of service. If a participant attains the age of 65, dies, or becomes disabled while actively working for the Company, the participant’s account becomes 100% vested.

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles, and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.

Use of Estimates

The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefits

Benefits are recorded when paid by the Plan.

Valuation of Investments

At the beginning of the fiscal year ended December 31, 2008 the plan adopted SFAS No. 157, “Fair Value Measurements.” SFAS establishes a fair value hierarchy that prioritizes the reliability of inputs to valuation techniques used to measure fair value. The hierarchy gives the highest reliability to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest reliability to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis Of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2008. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Managed Accounts
Mutual funds	$34,518,233			$34,518,233
Kulicke and Soffa Industries, Inc. common stock	2,684,078			2,684,078
Self directed brokerage accounts	518,297			518,297
Loans to participants		$257,976		257,976
Total investment assets at fair value	$37,720,608	$257,976		$37,978,584

3.	INVESTMENTS

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2008 are separately identified as follows:

	2007	2008
Fidelity Growth Companies Fund	$15,512,101	$8,595,175
Fidelity Retirement Money Market Portfolio	6,082,295	6,079,176
Spartan U.S. Equity Index Fund	4,841,919	2,956,368
Fidelity Puritan Fund	4,567,436	2,730,425
Kulicke and Soffa Industries, Inc. common stock	6,884,391	2,684,078
Fidelity Ginnie Mae Fund	*	2,075,824
Fidelity Diversified International	4,110,976	1,929,058

*           Investment is under 5% of the Plan’s net assets available for benefits for respective year.

For the years ended December 31, 2007 and 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2007	2008

Mutual funds	$2,529,350	$(18,212,515)
Kulicke and Soffa Industries, Inc. common stock	(1,173,935)	(6,048,267)
	$1,355,415	$(24,260,782)

4.	PARTICIPANT LOANS

Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s vested account and bear interest at rates commensurate with prevailing market rates for similar loans, as defined (8.25% for loans issued during the year ended December 31, 2007, and 4.63% for loans issued during the year ended December 31, 2008). Participants are permitted to have up to two loans outstanding at any time. Principal and interest is repaid ratably through payroll deductions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS

The IRS has determined and informed the Company by a letter dated April 23, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Since the date of this letter, the Company has made amendments to the Plan. The Plan’s tax counsel believes that the Plan is properly designed to be in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

7.	FORFEITURES

Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2007 and 2008 forfeited non-vested accounts totaled $356,550 and $376,712 respectively. For the years ended December 31, 2007 and 2008, $79,391 and $74,104 respectively, was used from the forfeiture account to pay Plan expenses.

8.	RELATED PARTIES

Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee of the Plan. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

9.	NON-PARTICIPANT DIRECTED INVESTMENTS

All amounts invested in Kulicke and Soffa Industries, Inc. common stock may be transferred at any time to one or more other funds at the participant’s direction.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 02
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost **	Current Value	% Of Assets

*	Fidelity Investments	Fidelity Growth Companies Fund		8,595,175	22.63%
*	Fidelity Investments	Fidelity Retirement Money Market Fund		6,079,176	16.01%
*	Fidelity Investments	Spartan US Equity Index Fund		2,956,368	7.78%
*	Fidelity Investments	Fidelity Puritan Fund		2,730,425	7.19%
*	Kulicke and Soffa Industries, Inc.	Kulicke and Soffa Industries, Inc. Common Stock		2,684,078	7.07%
*	Fidelity Investments	Fidelity Ginnie Mae Fund		2,075,824	5.47%
*	Fidelity Investments	Fidelity Diversified International Fund		1,929,058	5.08%
	Pimco	Pimco Total Return Fund		1,675,607	4.41%
*	Fidelity Investments	Fidelity Low Price Stock Fund		1,432,061	3.77%
*	Fidelity Investments	Fidelity Equity Income Fund		1,291,469	3.40%
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund		995,577	2.62%
	Templeton	Templeton World A		916,327	2.41%
*	Fidelity Investments	Fidelity Select Technology Fund		765,955	2.02%
*	Fidelity Investments	Fidelity Select Healthcare Fund		761,423	2.00%
*	Fidelity Investments	Fidelity Small Cap Stock Fund		675,015	1.78%
	Self Directed Brokerage Account	Stock, Bonds, Cash		518,297	1.36%
	Davis	Davis NY Venture Y		332,276	0.87%
*	Fidelity Investments	Fidelity Freedom 2020		233,380	0.61%
*	Fidelity Investments	Fidelity Freedom 2015		212,517	0.56%
*	Fidelity Investments	Fidelity Freedom 2040		185,443	0.49%
*	Fidelity Investments	Fidelity Freedom 2030		93,955	0.25%
*	Fidelity Investments	Fidelity Freedom 2035		88,685	0.23%
	Vanguard	Vanguard Total Bd Mkt Inv		80,258	0.21%
*	Fidelity Investments	Fidelity Freedom 2025		70,769	0.19%
*	Fidelity Investments	Fidelity Freedom 2010		65,718	0.17%
	Vanguard	Vanguard Wellington		63,347	0.17%
	AF	AF Growth of America R5		60,824	0.16%
	AF	AF Europac Growth RS		60,241	0.16%
	Allianz	Allianz NFJ SMPC VAL AD		33,444	0.09%
	ABF	ABF Large Cap Fund		28,157	0.07%
	Vanguard	Vanguard Mid Cap Index		25,448	0.07%
	Vanguard	Vanguard Small Cap Index		1,865	0.00%
*	Fidelity Investments	Fidelity Freedom 2005		1,776	0.00%
*	Fidelity Investments	Fidelity Freedom Income		350	0.00%
	Munder	Munder Europac Growth		319	0.00%
*	Participant Loans	Interest rates from 4.00% - 9.25%, Maturity dates vary through May 2031, secured by account balances		257,976	0.68%
				37,978,584	100.00%

* Represents a party-in-interest for which a statutory exemption exists.
** All investments are participant directed therefore disclosure of cost is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 26, 2009	By:	/s/ Michael Morris
Michael Morris
Chairman, Kulicke and Soffa Industries, Inc.
Plan Administrator Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm